Exhibit 18.2

April 13, 2012

Duckwall-ALCO Stores, Inc.
Abilene, KS

Ladies and Gentlemen:

We have audited the balance sheets of Duckwall-ALCO Stores, Inc. (the Company) as of January 29, 2012 and January 30, 2011, and the related statements of operations stockholders’ equity, and cash flows for each of the years in the two-year period ended January 29, 2012, and have reported thereon under date of April 13, 2012. The aforementioned financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended January 29, 2012. As stated in Note 1 to those financial statements, the Company elected to changed its method of accounting for inventory to the weighted average cost method from the retail inventory method and states that the newly adopted accounting principle is preferable in the circumstances because it more accurately measures the cost of the Company’s inventory and provides better matching of revenues and expenses. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP